Filed by Alight, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Foley Trasimene Acquisition Corp.

Commission File No. 001-39299

The following is a transcript of the presentation delivered by Alight Solutions LLC (“Alight”) at the Baird Virtual Global Consumer, Technology & Services Conference on Wednesday, June 9, 2021, which was made available on Alight’s website on June 11, 2021.

Alight Solutions

Baird 2021 Global Consumer, Technology & Services Conference Transcript

June 9, 2021

Mark Marcon:	Good afternoon, everybody. This is Mark Marcon. I follow Human Capital Technology and Solutions for Baird. Our next presenting company is Alight Solutions. Alight is a leading cloud-based provider of comprehensive human capital solutions, including integrated digital health, retirement, and payroll solutions. Alight’s 15,000 employees serve more than 30 million clients, employees, and family members, including those employees that comprise 70% of the Fortune 100. Today, we’re very pleased to have Steven Scholl Stephan Scholl, the CEO. Stephan joined the company in 2020 prior to joining Alight. Stefan was served as president at Infor for eight years. And prior to that had senior roles at Oracle and PeopleSoft.

Mark Marcon:	We’re also very pleased to have Katie Rooney, the CFO. Katie joined Alight in 2017. Prior to that, she was over at Aon and prior to that at Morgan Stanley. And we’re also very pleased to have John Rouleau, the director of IR and a good friend. I’m going to turn it over to Stephan. Who’s going to take you through some of the slides and then we’re going to go into a fireside chat. Stephan. Thanks for joining us.

John Rouleau:	Can you hear us? Okay, Mark.

Stephan Scholl:	Can you hear us now?

Mark Marcon:	We can.

Stephan Scholl:	Perfect. Excellent. All right. Wonders of technology. Thanks for the introduction. Appreciate that. Hello to everyone, Stephan Scholl here, CEO of Alight as Mark mentioned. I started my role here at Alight kind of April last year. So in the middle of the pandemic and many people ask, “Well, why did I do that?” And I’ll tell you, it’s a simple discussion. When you look at what Alight does, it really is about helping, not only Americans, but employees around the world stay financially secure and stay healthy. And that was if there’s ever a time in the middle of a pandemic, that was top of mind for everybody here on this call on a global basis. And I took on the role as a CEO because I really saw an opportunity as a light to really jump into the market opportunity that’s in front of us.

Stephan Scholl:	If you look at the space of human capital management, it is a very fragmented space. And it’s one that when you look at the clients, Mark just mentioned, we serve 70 of the Fortune 100, we serve half of the Fortune 500 clients, and we already do it today for them. Some of the most complicated, yet important components around keeping employees financially secure and healthy, but employees are demanding and have been demanding a better relationship with their employers. More interaction, more visibility, more information, and you want to start here, let’s do it. Yeah. And so, and I think it all is just maps to the market demand and it’s staring us in the face and has been for so many years that employees just aren’t getting enough support and help in making the right financial decisions, whether it’s 401k related or whether it’s around staying healthy around HSA decisions.

Stephan Scholl:	And as you can see from the statistics here, a lot of employees really feel that they haven’t made the right decisions, anxiety, mental illness and depression is at an all time high, not only in the United States, but on a global basis. And so given my background, I’m a technologist product, a software type individual that really saw an opportunity to take great ingredients and bring together the playbook that we’ll talk about here of this afternoon. As a company, was already mentioned, we have already today 30 plus million participants that use our technology to drive key decisions around their health and their wealth. 70% of the Fortune 100, half the Fortune 500 longstanding relationships, almost 15% of the entire US workforce sits on our systems today. And so, as you can see, we come from a very strong base with a very deep moat with some of the largest, most important clients here in the United States.

Stephan Scholl:	And we’re leveraging that technology. Why don’t we go to the next one after that jump, please. We’re leveraging that relationship to bring together our one Alight platform. And what simply that is, is a cross section or an enterprise view across these components that you see here on the screen. And it really does put us into a category of one where a lot of our competitive set in this best of breed world cover off some of these components. But when you think about the dynamic that happened with companies dealing with their clients, the last 20, 25 years, I was a part of it. Many of you have invested in it, and you’ve seen the success of moving away from best of breed to an enterprise lens on clients, sorry, on companies helping serve their clients. As I said earlier, I finally see that moment here happening around employee engagement. There are way too many point solutions, touchpoints for employees where they have to go to get an end-to-end for hire to retire information. And so we’ve taken an end-to-end approach because we have the ingredients, we have the assets.

Stephan Scholl:	And as of a few days ago, with our recent announcement, we also have the retirement piece with a much broader solution around the health with the retirement exchange from Aon coming as part of our business in the near future. It really does complete for us an end-to-end approach. Maybe go to the there we go. No. So when you look at what we’re trying to do with that end to end offering, it really is bringing together what we’ve been calling our business process as a service, very technology forward agenda around leveraging the fact that we already have 30 plus million participants. We already know the decisions that they’ve made over the last 10 to 15 years. They already engage us. And I really want to hit hard on that word, engage. A lot of these points solutions have between two and 6% engagement a year. And while they are great companies with great products, you cannot have a winning formula with simply two to 6% engagement. The employees that we’re talking about on our systems have to engage us on an annualized basis to complete their process for benefits enrollment across the board.

Stephan Scholl:	That is a platform of engagement that we’ve invested in heavily in the last year, since I’ve started here in moving to the cloud, we’ve done an outside in approach. Why don’t we go to the work-life platform? We’ve built an outside in approach with our work-life platform, which we’ve launched here, the next generation in April. And it all started with the first bullet here, which is all around our engagement portal, if you will. So it’s 30 million people now logging into a much more beautiful experience. It’s consumer grade, it’s action-oriented number two, which is the analytics and AI platform. We’ve built out all the capability to stitch together, whether it’s our systems or third party systems on the transaction engine side, you can see we’ve put together a reference architecture that allows us to really bring the employee engagement into one holistic place, which we’ve called the Alight Worklife platform. We’ve launched that in April last year, around our new engagement capability. We’ve launched analytics throughout last year. We’ve launched the capability around health, wealth and payroll cloud all of the last nine, 10 months.

Stephan Scholl:	So this has been a progress since April of last year to kind of April of this year, where we’ve integrated all those investments and moving to the cloud, building out analytics, AI capability, building out these new transaction engines in the cloud. That’s all been happening as we speak in the last year. And we’ve all put it together in a platform called Alight Worklife. For the rest of this year, you will see us deliver on health cloud. As we speak, wealth cloud and payroll cloud all before the year is done in 2021. All this is going to have impact on how we serve our clients better. And in terms of supporting them in terms of driving a new enterprise engagement platform. Do you want to go Katie to

Katie Rooney:	Sure. Yeah. Thanks Stephan. So if you think about kind of the transformation and where we go, as Stephan mentioned, start with the building blocks a little bit of who we are today, right? I mean this year, 2.7 billion over 2.7 billion in revenue of 600 million in EBITDA. And if you think about that, 80% of that is subscription-based three to five-year contracts, kind of great cashflow characteristics. So we have this underlying base that, again, we’ve built over a number of years and that really helps us we think about kind of the foundational elements going forward. Because today we have over 80% of our 21 revenue under contract. Next year, it’s over 60%. So we, again, kind of have a solid foundation, but as we think about the opportunity to drive top line growth, there’s really three levers that play off exactly what’s Stephan mentioned. How we’re thinking about the go-forward transformation. And so the first piece around one Alight, if you think about kind of starting with the slide we showed that show kind of some of the point solutions and how we really bring that together.

Katie Rooney:	As we think about that enterprise approach, driving the BPaaS solutions that drive this differentiated outcome, we think within our existing client base today, within our existing solution set, there’s over a billion dollars of opportunity. But importantly, we also know there’s a significant portion of the market that we need to and can still address. And so, one of our key investments over the last couple of years has been in our commercial go to market area, and we’re still building that out now, as we think about kind of our investment in 2021. And that’s really helped us create the new logo Salesforce, which is helping us go more proactively at the clients we don’t know today. Go more into the middle market from a growth perspective to take share. And so that is kind of the second lever as we think about the growth platform.

Katie Rooney:	And then third is around M and A. Stephan said, we announced an acquisition last week, that’s our eighth acquisition over the last couple of years and we’ve taken a disciplined approach but also know that serving 50% of the Fortune 500, having this great install base, there’s a great opportunity to continue to build out our solution set to really deliver that to our clients and cross-sell that into our base. And so we see opportunity for international expansion for product expansion, technology expansion. And as we think about the process we’re going through as part of a spec, once we close the acquisition, we will have a great capital structure in place that will enable us to continue to drive more M and A as another function of growth. I think importantly, as you think across all of those, you see down at the bottom, we are continuing to invest in new solutions every day.

Katie Rooney:	As we think about the technology platform, as we think about what we’re hearing from our clients and bringing together outcomes that enable greater opportunity for both them and their employees, we will be able to do that across our existing base, across new logos and we will leverage M and A to help us accelerate some of those solutions as well. So finally, I think for those of you who have spent time with us before, we just thought it would help to provide a little bit of color on progress that we’ve made as an organization over the last few months. So I think importantly, if you go back to some of those growth levers, a couple of key dynamics. First is financial. So we had a good start to the year in terms of our first quarter performance. And we’ve seen that the total contract value of our total bookings for the quarter up 15% and of our BPaaS bookings up close to 200%. And really that’s important because as you think about the progress we’re driving across the organization, there’s a long cycle between sales to revenue.

Katie Rooney:	And so bookings are kind of a key leading indicator for us of the progress we’re making. The second piece around commercial. So two areas, as I mentioned. First, we continue to have notable wins within our existing base. So as you think about that cross-sell opportunity, two key clients. First is Dell, which has been a long standing client with us. We launched a new solution just in May around our nurse navigation. Product that they have purchased, which really helps continue to build out their total health offering. So it helps improve the outcomes, helps drive additional support across their base. And I think just a good showcase of kind of how we’re able to continue to penetrate into our existing BPaaS solutions. And then the second was Westinghouse, which was for those that go to the Westinghouse. I mean, a great global company in 20 countries who today were already servicing benefits for them. We have now added kind of our global payroll capabilities, really built a total integrated approach for them that we’re working through with them right now.

Katie Rooney:	Which again, I think is a good signal of the opportunity we have within the base. And then the other thing I’d say, as I mentioned around commercial, is we’re building up that new logo team. So, as we see the white space opportunity within the market, that will be a great area of opportunity for us. On the product and technology side, Stephan mentioned the Worklife platform that we rolled out, that was a great opportunity for us to accelerate our investment strategy which we’ve done. It’s been one of our key investment areas over the last couple of years, actually last year, that will drive a great opportunity for our clients to leverage a better interface, enable us to leverage our underlying data and AI in a way to drive hyper-personalization differentiated outcomes, more effectively into those clients and provide an integration layer that will enable us to partner with other providers as well, to make sure we can be kind of that front engine and that integrated approach for a client.

Katie Rooney:	Importantly, we also have our Worklife mobile app going live now, which will enable a number of our top customers to be through open enrollment this fall on the mobile app. Which, again, I think just the pace at which we’re seeing the teams move the progress, the rollouts for our clients is a good signal of the strategy and how we’re executing on that. And finally, M and A, we mentioned the Aon retiree health exchange acquisition last week that we announced. And we will continue to look at organic and inorganic opportunities for investment as we continue to build out our strategy. So I know we went through that fast Mark, but wanted to make sure we gave a little bit of a history on the company who we are and some of the progress we’ve made here over the last few months.

Forward-Looking Statements

This communication includes certain “forward-looking statements” that are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene Acquisition Corp.’s (“Foley Trasimene”) and Tempo Holding Company, LLC’s (“Alight”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Alight’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the SEC as well as in the Form S-4 (as defined below) and the definitive proxy statement/prospectus/consent solicitation statement filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or Alight, the transactions described herein or other matters and attributable to Foley Trasimene, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (File No. 333-254801, as it may be amended or supplemented from time to time, the “Form S-4”) has been filed by Alight, Inc., a Delaware corporation (“Alight Pubco”), with the SEC. The Form S-4 includes a proxy statement that was distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation of proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4 and consent solicitation statements that were distributed to certain direct and indirect holders of Alight, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. The Form S-4 was declared effective by the SEC on June 3, 2021, and on June 4, 2021, Foley Trasimene filed its definitive proxy statement and Alight

Pubco filed its definitive prospectus with the SEC. Foley Trasimene commenced mailing of the definitive proxy statement to Foley Trasimene’s stockholders on or about June 4, 2021. Each of Foley Trasimene and Alight Pubco will also file other relevant documents with the SEC regarding the proposed business combination. This document is not a substitute for the Form S-4, the definitive proxy statement, the definitive prospectus, or any other document that Foley Trasimene or Alight Pubco may file with the SEC. Foley Trasimene, Alight Pubco and Alight urge investors, stockholders and other interested persons to read the Form S-4, the definitive proxy statement and definitive prospectus, as well as any other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2021 for additional information about Foley Trasimene, including a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

Participants in the Solicitation

Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in the Foley Trasimene’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus/consent solicitation statement for the proposed business combination. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, is set forth in the definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination.

No Offer or Solicitation

This communication is for information purposes only and is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene, Alight Pubco or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.